SCHEDULE 13G
Federal Mogul Corp.
Common Stock $5 par value


Cusip #: 313-549-10-7
Item 1: Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,349,200
Item 7:  -0-
Item 8:  3,349,200
Item 9:  3,349,200
Item 11: 6.3%
Item 12: IA


Cusip #: 313-549-10-7
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  2,004,800
Item 7:  -0-
Item 8:  2,004,800
Item 9:  2,004,800
Item 11: 3.8%
Item 12: IA


Cusip #: 313-549-10-7
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S
Item 5:  -0-
Item 6:  5,354,000
Item 7:  -0-
Item 8:  5,354,000
Item 9:  5,354,000
Item 11: 10.1%
Item 12: IN

Item 1(a). Federal Mogul Corp.

Item 1(b). 26555 Northwestern
Highway, Southfield, Michigan
48034.

Item 2(a). This statement is filed
on behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2(b). The address of each
reporting person is 101 Park
Avenue, New York, NY  10178

Item 2(c). Incorporated by
reference to item (4) of the cover
page pertaining to each reporting
person.

Item 2(d). Common Stock $5 par
value

Item 2(e). Cusip #: 313-549-10-7

Item 3. TMLLC and TPLLC are
investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.

Item 4. Ownership as of June 30,
1998 is incorporated by reference
to items (5) - (9) and (11) of the
cover page pertaining to each
reporting person.

Item 5. Not applicable

Item 6. Other persons are known to
have the right to receive dividends
from or proceeds from the sale of
such securities.  The interests of
one such person, The Jaguar Fund
N.V., a Netherlands Antilles
corporation, is more than 5%.

Item 7. Not applicable

Item 8. Not applicable


Item 9. Not applicable

Item 10. By signing below, I
certify that, to the best of my
knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired in
connection with or as a participant
in any transaction having such
purpose or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.

July 10, 1998

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,

Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Chief Financial Officer

Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Schedule 13G dated July 10, 1998
relating to shares of common stock
of Federal Mogul Corp. shall be
filed on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On file with Schedule 13G for

Kohl's

Corp. 2/7/95